                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                                 ErgoBilt, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  29481 R 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gerard Smith
           ErgoBilt, Inc., 9244 Markville Drive, Dallas, Texas 75243
                                 (972) 889-3742
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 26, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

                 Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         (Continued on following pages)


----------------------

     (1) The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 29481 R 10 7                 13D                 PAGE 2 OF 11 PAGES


        1    NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Gerald McMillan

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [x]
                                                                       (b)   [ ]

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                      PF

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                           [ ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

        NUMBER OF SHARES     7    SOLE VOTING POWER                 2,263,914
          BENEFICIALLY
         OWNED BY EACH       8    SHARED VOTING POWER                       0
        REPORTING PERSON
              WITH           9    SOLE DISPOSITIVE POWER            2,263,914

                            10    SHARED DISPOSITIVE POWER                  0

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,263,914

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [x]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.4%

        14   TYPE OF REPORTING PERSON*

                      IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7               13D                    PAGE 3 OF 11 PAGES


        1    NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Mark A. McMillan

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [x]
                                                                       (b)   [ ]

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                      OO

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

NUMBER OF SHARES    7    SOLE VOTING POWER                                     0
  BENEFICIALLY
 OWNED BY EACH      8    SHARED VOTING POWER                             289,286
REPORTING PERSON
      WITH          9    SOLE DISPOSITIVE POWER                                0

                   10    SHARED DISPOSITIVE POWER                        289,286

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      289,286

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.8%

        14   TYPE OF REPORTING PERSON*

                      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                   PAGE 4 OF 11 PAGES


        1    NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Dr. Richard C. Troutman

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [x]
                                                                       (b)   [ ]

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                      OO

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

        NUMBER OF SHARES     7    SOLE VOTING POWER                 289,286
          BENEFICIALLY
         OWNED BY EACH       8    SHARED VOTING POWER                     0
        REPORTING PERSON
              WITH           9    SOLE DISPOSITIVE POWER            289,286

                            10    SHARED DISPOSITIVE POWER                0

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      289,286

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      [x]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.8%

        14   TYPE OF REPORTING PERSON*

                      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                  13D                 PAGE 5 OF 11 PAGES


        1    NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Drew Congleton

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [x]
                                                                       (b)   [ ]

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                      OO

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

        NUMBER OF SHARES     7    SOLE VOTING POWER                            0
          BENEFICIALLY
         OWNED BY EACH       8    SHARED VOTING POWER                    371,429
        REPORTING PERSON
              WITH           9    SOLE DISPOSITIVE POWER                       0

                            10    SHARED DISPOSITIVE POWER               371,429

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      371,429

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.1%

        14   TYPE OF REPORTING PERSON*

                      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                13D                  PAGE 6 OF 11 PAGES


        1    NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Carter Creek Investments, Ltd.

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [x]
                                                                       (b)   [ ]

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                      AF

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

NUMBER OF SHARES    7    SOLE VOTING POWER                                     0
  BENEFICIALLY
 OWNED BY EACH      8    SHARED VOTING POWER                             289,286
REPORTING PERSON
WITH                9    SOLE DISPOSITIVE POWER                                0

                   10    SHARED DISPOSITIVE POWER                        289,286

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      289,286

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.8%

        14   TYPE OF REPORTING PERSON*

                      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29481 R 10 7                 13D                    PAGE 7 OF 11 PAGES


        1    NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      The Congleton Family Limited Partnership

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [x]
                                                                       (b)   [ ]

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                      AF

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

NUMBER OF SHARES    7    SOLE VOTING POWER                                     0
  BENEFICIALLY
 OWNED BY EACH      8    SHARED VOTING POWER                             371,429
REPORTING PERSON
WITH                9    SOLE DISPOSITIVE POWER                                0

                   10    SHARED DISPOSITIVE POWER                        371,429

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      371,429

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [x]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.1%

        14   TYPE OF REPORTING PERSON*

                      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.      Security and Issuer.

             This statement relates to the common stock, $.01 par value per share, of ErgoBilt, Inc. ("ErgoBilt"). The address of ErgoBilt's principal executive offices is 9244 Markville Drive, Dallas, Texas 75243.

Item 2.      Identity and Background.

             Set forth below is information required by this Item with respect to each person filing this statement.

                                                                                    Item 2(d) or 2(e)
                                        Principal Occupation or Business         Convictions, Judgments,
        Name and Address                           and Address                      Decrees, or Orders      Citizenship
        ----------------                           -----------                      ------------------      -----------
 Gerald McMillan                  Chairman of the Board - ErgoBilt, Inc.                   None                  US
 9244 Markville Drive             9244 Markville Drive
 Dallas, Texas 75243              Dallas, Texas 75243

 Mark A. McMillan                 President & CEO -  BodyBilt, Inc.                        None                  US
 4455 Carter Creek Parkway        4455 Carter Creek Parkway
 Bryan, Texas 77802               Bryan, Texas 77802

 Dr. Richard C. Troutman          Personal Investments                                     None                  US
 860 United Nations Plaza, 30A    860 United Nations Plaza, 30A
 New York, New York 10017         New York, New York 10017

 Drew Congleton                   Director - ErgoBilt, Inc.                                None                  US
 216 Sarasota Court South         N/A
 Montgomery, Texas 77356

 Carter Creek Investments,        Family limited partnership                               None                Texas
 Ltd.                             N/A
 4455 Carter Creek Parkway
 Bryan, Texas 77802

 The Congleton Family Limited     Family limited partnership                               None                Texas
 Partnership                      N/A
 216 Sarasota Court South
 Montgomery, Texas 77356


Item 3.     Source and Amount of Funds or Other Consideration.

            Gerald McMillan purchased 250,000 shares from Carter Creek Investments, Ltd. and 250,000 shares from Dr. Richard C. Troutman with personal funds, including proceeds from a personal loan. Drew Congleton gifted 44,000 shares to The Congleton Children's Trust and gifted 327,429 shares to The Congleton Family Limited Partnership. The Congleton Children's Trust sold its 44,000 shares to The Congleton Family Limited Partnership.





                             (Page 8 of 11 Pages)

Item 4.     Purpose of Transaction.

            The acquisition of additional shares by Gerald McMillan was for investment purposes. The transfers by Drew Congleton were made in connection with his personal estate planning.

Item 5.     Interest in Securities of the Issuer.

            (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

            (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

            (c) On August 20, 1997, Gerald McMillan purchased 250,000 shares of Common Stock from Carter Creek Investments, Ltd. and 250,000 shares of Common Stock from Dr. Richard C. Troutman for 7-7/8 per share. On August 29, 1997, and September 26, 1997, Drew Congleton transferred an aggregate of 371,429 shares of Common Stock directly and indirectly to The Congleton Family Limited Partnership as a gift.

            (d)  Inapplicable

            (e)  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 First Amendment To Voting Agreement among ErgoBilt, Inc. and the Shareholders named therein, dated as of October 17, 1997

Item 7.     Material to Be Filed as Exhibits.

            The following exhibit is being filed with this statement and is incorporated herein by reference:

            Ex. 9    First Amendment To Voting Agreement among ErgoBilt, Inc.
                 and the Shareholders named therein, dated as of October 17,
                 1997





                             (Page 9 of 11 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of their individual knowledge and belief, each of the signatories below certifies that the information set forth in this statement is true, complete, and correct.

         The persons whose signatures appear below agree that this statement on Amendment No. 1 to Schedule 13D is filed on behalf of each of them.

         Executed as of September 30, 1997.


         /s/   GERALD MCMILLAN                                         /s/    DREW CONGLETON
     ------------------------------------------                     ------------------------------------------
                       Gerald McMillan                                              Drew Congleton

         /s/    MARK A. MCMILLAN                                       /s/    RICHARD C. TROUTMAN
     ------------------------------------------                     ------------------------------------------
                       Mark A. McMillan                                           Richard C. Troutman



     CARTER CREEK INVESTMENTS, LTD.                                THE CONGLETON FAMILY LIMITED PARTNERSHIP, a
     By:      River Forest Investments, Inc.,                      Texas limited partnership
              its Managing Partner

                                                                   By:         /s/  DREW J. CONGLETON
                                                                           -----------------------------------------
     By:           /s/  MARK A. MCMILLAN                                   Drew J. Congleton, a General Partner
              ------------------------------------------
              Mark A. McMillan, President

                                                                   By:         /s/   DARCIE A. CONGLETON
                                                                           -----------------------------------------
                                                                           Darcie A. Congleton, a General Partner





                            (Page 10 of 11 Pages)

                            EXHIBIT TO SCHEDULE 13D
                               (AMENDMENT NO. 1)

                                LIST OF EXHIBITS


            Ex. 9     First Amendment To Voting Agreement among ErgoBilt, Inc.
                 and the Shareholders named therein, dated as of October 17,
                 1997





                            (Page 11 of 11 Pages)